UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Fanhua Inc. (formerly CNinsure Inc.)
(Name of Issuer)
Ordinary Shares, $0.001 par value
(Title of Class of Securities)
G2352K 108**
(CUSIP Number)

Cathay Capital Holdings II, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP applies to the American Depository shares ("ADSs"), evidenced by American Depository Receipts, each representing 20 ordinary shares of the Issuer.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

Cathay Capital Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,200[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

2 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

Cathay Master GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,200[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

4 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

New China Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,200[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

5 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

6 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

NCCM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,200[7]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

7 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

8 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

TAM China, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,200[9]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

9 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

10 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

The Cathay Investment Fund, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
104,400

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
104,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,400[11]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

11 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

12 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

New China Investment Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
104,400

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
104,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,400[13]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%[14]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, CO

13 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

14 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS
/I.R.S IDENTIFICATION NO. OF PERSON
Paloma Partners, LLC / 06-1111569

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS
/I.R.S IDENTIFICATION NO. OF PERSON
Paloma International Limited / Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS
/I.R.S IDENTIFICATION NO. OF PERSON
Paloma Partners Management Company / 13-3145891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS
/I.R.S IDENTIFICATION NO. OF PERSON
Paloma Partners Advisors, L.P.[15]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

15 Paloma Partners Advisors, LLP is the successor entity to Trust Asset Management, LLP.

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

S. Donald Sussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,075,340

	8	SHARED VOTING POWER
5,687,600

	9	SOLE DISPOSITIVE POWER
26,075,340

	10	SHARED DISPOSITIVE POWER
5,687,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,762,940[16]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%[17]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

16 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

17 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

Paul S. Wolansky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,716,740

	8	SHARED VOTING POWER
5,687,600

	9	SOLE DISPOSITIVE POWER
14,716,740

	10	SHARED DISPOSITIVE POWER
5,687,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,404,340[18]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%[19]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

18 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

19 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

CUSIP No. G2352K 108

1	NAMES OF REPORTING PERSONS

Hermann Leung

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,846,520

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,846,520

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,846,520[20]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%[21]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

20 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

21 Based upon a total of 1,165,072,926 outstanding ordinary shares of the Issuer as of December 31, 2016, as reported in the Issuer's annual report on Form 20-F dated April 19, 2017 (for the fiscal year ended December 31, 2016).

Item 1.     Security and the Issuer

This Amendment No. 4 ("Amendment No. 4") to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2011, as previously amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on February 24, 2012 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed with the SEC on November 15, 2012 ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D filed with the SEC on January 8, 2013 ("Amendment No. 3") with respect to the ordinary shares, par value $0.001 (the "Common Stock")22, of Fanhua Inc.23, a Cayman Islands exempted company (the "Issuer").  The principal executive offices of the Issuer are located at 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People's Republic of China.

This Amendment No. 4 constitutes the final amendment to the Original Schedule 13D with respect to each of Cathay Capital, Cathay GP, New China, NCCM, TAM China, CIF, NCIM, Paloma Partners, Paloma Limited, PPMC, Paloma Partners Advisors, L.P., Mr. Sussman, Mr. Wolansky and Mr. Leung (each, a "Remaining Reporting Person"). This Amendment No. 4 also constitutes an exit filing for each Remaining Reporting Person which terminates each Remaining Reporting Person's obligation to further amend the Original Schedule 13D.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.  Except as otherwise expressly provided herein, all Items of the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, and Amendment No. 3 remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Sub paragraphs (i), (iii), (vi), (vii) and (viii) of Item 3 are hereby amended and restated as follows:

(i) The 5,583,200 shares of Common Stock (279,160 ADSs) held by Cathay Capital were acquired using working capital, capital contributed to Cathay Capital by its limited partners and margin loans.

(iii) Mr. Wolansky may be deemed to beneficially own the following Common Stock:

▪
14,716,740 shares of Common Stock (735,837 ADSs) directly held by Mr. Wolansky, acquired by Mr. Wolansky's direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Wolansky (as described in Item 4 of the Terminating 13G Filing), and Mr. Wolansky's direct purchase of the Common Stock from New China Management Corp. ("NCMC") (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.

▪
5,583,200 shares of Common Stock (279,160 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).

▪
104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

(vi) Not Applicable.

(vii) Not Applicable.

(viii) Mr. Sussman may be deemed to beneficially own the following Common Stock:

▪
3,322,760 shares of Common Stock (166,138 ADSs) directly held by Mr. Sussman, acquired by Mr. Sussman's direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Sussman (as described in Item 4 of the Terminating 13G Filing), transfers of Common Stock from the GRAT (as defined below) to Mr. Sussman and a distribution to Mr. Sussman by NCMC (as described in Item 4 of the Terminating 13G Filing), an entity which is the former investment manager for CIF and is 100% owned by Mr. Sussman.

▪
18,460,160 shares of Common Stock (923,008 ADSs) held by a grantor retained annuity trust (the "GRAT"), of which Mr. Sussman is a co-trustee, acquired through transfers of Common Stock from Mr. Sussman to the GRAT (as co-trustee, pursuant to Section 13(d) of the Act and the rules thereunder, Mr. Sussman may be deemed to beneficially own all of the shares of Common Stock held by the GRAT);

▪
4,292,420 shares of Common Stock (214,621 ADSs) held by Caremi Partners Ltd. ("Caremi"), of which Mr. Sussman is the sole shareholder (acquired by distributions in-kind of Common Stock by CIF to Caremi, as described in Item 4 of the Terminating 13G Filing).  Pursuant to Section 13(d) of the Act and the rules thereunder, because of his status as sole shareholder, Mr. Sussman may be deemed to beneficially own all of the Common Stock of the Issuer held by Caremi).

▪
5,583,200 shares of Common Stock (279,160 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).

▪
104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

22 For purposes of this Statement, "Common Stock" means all ordinary shares of the Issuer, including those underlying ADSs.

23 Formerly CNinsure Inc.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

The following information with respect to the ownership of the Common Stock is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Capital Holdings II, L.P. (1)	5,583,200	0.5%	0	5,583,200	0	5,583,200
Cathay Master GP, Ltd. (2)	5,583,200	0.5%	0	5,583,200	0	5,583,200
New China Capital Management, LP (3)	5,583,200	0.5%	0	5,583,200	0	5,583,200
NCCM, LLC (4)	5,583,200	0.5%	0	5,583,200	0	5,583,200
TAM China, LLC (5)	5,583,200	0.5%	0	5,583,200	0	5,583,200
The Cathay Investment Fund, Limited (6)	104,400	0.0%	0	104,400	0	104,400
New China Investment Management, Inc. (7)	104,400	0.0%	0	104,400	0	104,400
Paloma Partners LLC (8)	0	0.0%	0	0	0	0
Paloma International Limited (9) Paloma Partners Management Company (10)	0 0	0.0% 0.0%	0 0	0 0	0 0	0 0
Paloma Partners Advisors, L.P. (11)	0	0.0%	0	0	0	0
S. Donald Sussman (12)	31,762,940	2.7%	26,075,340	5,687,600	26,075,340	5,687,600
Paul S. Wolansky (13)	20,404,340	1.8%	14,716,740	5,687,600	14,716,740	5,687,600
Hermann Leung (14)	8,846,520	0.8%	8,846,520	0	8,846,520	0

(1) Cathay Capital is the record owner of 5,583,200 shares of Common Stock.

(2) Cathay GP, as general partner of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital.

(3) New China, as the investment manager of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(4) NCCM, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(5) TAM China, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(6) CIF is the record owner of 104,400 shares of Common Stock.

(7) NCIM, as the investment manager of CIF, may be deemed to have shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF.

(8) Not applicable.

(9) Not applicable.

(10) Not applicable.

(11) Not applicable.

(12) See Item 3(viii) above for a description of the shares of Common Stock that Mr. Sussman may be deemed to beneficially own.

(13) See Item 3(iii) above for a description of the shares of Common Stock that Mr. Wolansky may be deemed to beneficially own.

(14) The 8,846,520 shares of Common Stock beneficially owned by Mr. Leung consist of (i) 8,826,520 shares of Common Stock directly and indirectly held by Web-based Securities Limited, the sole shareholder of which is Mr. Leung, and (ii) 20,000 shares of Common Stock directly held by Mr. Leung.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified as holding the Common Stock reported on this Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Subparagraph (c) of Item 5 is amended and supplemented to add the following information regarding the trading dates, number of shares of Common Stock purchased or sold, and the price per ADS (each of which represents 20 shares of Common Stock) for all transactions by the Reporting Persons in shares of Common Stock which necessitated the filing of this Amendment No. 4, all of which were brokered transactions:

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per ADS
Cathay Capital Holdings II, L.P.	11/20/2015	(2,706,800)	10.277602[24]
Cathay Capital Holdings II, L.P.	11/23/2015	(95,460)	10.201921[25]
Cathay Capital Holdings II, L.P.	08/09/2016	(1,153,640)	8.567703[26]
Cathay Capital Holdings II, L.P.	08/10/2016	(4,000)	8.505000
Cathay Capital Holdings II, L.P.	08/11/2016	(1,122,360)	8.546460[27]
Cathay Capital Holdings II, L.P.	08/12/2016	(246,200)	8.603688[28]
Cathay Capital Holdings II, L.P.	08/15/2016	(210,920)	8.584774[29]
Cathay Capital Holdings II, L.P.	08/16/2016	(267,560)	8.523395[30]
Cathay Capital Holdings II, L.P.	08/17/2016	(59,320)	8.503290[31]
Cathay Capital Holdings II, L.P.	09/02/2016	(948,000)	8.500527[32]
Cathay Capital Holdings II, L.P.	11/09/2016	(108,140)	8.502506[33]
Cathay Capital Holdings II, L.P.	11/10/2016	(148,340)	8.622827[34]
Cathay Capital Holdings II, L.P.	11/11/2016	(197,340)	8.803080[35]
Cathay Capital Holdings II, L.P.	11/14/2016	(322,000)	8.608929[36]
Cathay Capital Holdings II, L.P.	11/21/2016	(268,000)	8.611903[37]
Cathay Capital Holdings II, L.P.	11/22/2016	(148,420)	8.699264[38]
Cathay Capital Holdings II, L.P.	11/23/2016	(227,040)	8.735382[39]
Cathay Capital Holdings II, L.P.	11/28/2016	(1,148,980)	9.050895[40]
Cathay Capital Holdings II, L.P.	11/29/2016	(1,053,880)	9.328214[41]
Cathay Capital Holdings II, L.P.	11/30/2016	(664,220)	9.453540[42]
Cathay Capital Holdings II, L.P.	12/01/2016	(1,269,960)	9.177003[43]
Cathay Capital Holdings II, L.P.	12/02/2016	(566,680)	8.984008[44]

24 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $10.15 to $10.35.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
25 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $10.00 to $10.205.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
26 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.65.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
27 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.40 to $8.65.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
28 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.55 to $8.625.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
29 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.65.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
30 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.40 to $8.575.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
31 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.30 to $8.50.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
32 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.35 to $8.55.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
33 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.52.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
34 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.625.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
35 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.695 to $8.825.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
36 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.675.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
37 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.60 to $8.75.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
38 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.715.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
39 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.70 to $8.745.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
40 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.75 to $9.065.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
41 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.15 to $9.45.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
42 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.35 to $9.485.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
43 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.065 to $9.35.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
44 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.85 to $9.015.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Cathay Capital Holdings II, L.P.	12/05/2016	(691,120)	8.945212[45]
Cathay Capital Holdings II, L.P.	12/08/2016	(238,700)	9.900665[46]
Cathay Capital Holdings II, L.P.	12/09/2016	(397,380)	9.261133[47]
Cathay Capital Holdings II, L.P.	12/12/2016	(325,780)	8.961387[48]
Cathay Capital Holdings II, L.P.	12/13/2016	(196,940)	9.030246[49]
Cathay Capital Holdings II, L.P.	12/14/2016	(163,860)	8.758306[50]
Cathay Capital Holdings II, L.P.	12/20/2016	(434,920)	8.654527[51]
Cathay Capital Holdings II, L.P.	12/22/2016	(164,000)	8.720549[52]
Cathay Capital Holdings II, L.P.	01/03/2017	(72,000)	8.685983[53]
Cathay Capital Holdings II, L.P.	01/04/2017	(225,240)	8.839170[54]
Cathay Capital Holdings II, L.P.	01/06/2017	(278,480)	8.778994[55]
Cathay Capital Holdings II, L.P.	01/09/2017	(310,220)	8.761631[56]
Cathay Capital Holdings II, L.P.	01/17/2017	(225,360)	8.746860[57]
Cathay Capital Holdings II, L.P.	01/18/2017	(94,000)	8.775000
Cathay Capital Holdings II, L.P.	01/19/2017	(300,000)	8.940730[58]
Cathay Capital Holdings II, L.P.	01/20/2017	(246,000)	8.861445[59]
Cathay Capital Holdings II, L.P.	01/23/2017	(168,000)	8.542381[60]
Cathay Capital Holdings II, L.P.	02/03/2017	(74,000)	8.672591[61]
Cathay Capital Holdings II, L.P.	02/07/2017	(234,420)	8.635018[62]
Cathay Capital Holdings II, L.P.	02/08/2017	(648,600)	8.685026[63]
Cathay Capital Holdings II, L.P.	02/09/2017	(321,360)	8.814671[64]
Cathay Capital Holdings II, L.P.	02/10/2017	(232,000)	8.884784[65]

45 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.895 to $9.00.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
46 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.895 to $10.05.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
47 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.00 to $9.65.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
48 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.955 to $9.10.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
49 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.85 to $9.15.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
50 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.45 to $8.80.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
51 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.35 to $8.75.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
52 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.75 to $8.80.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
53 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.65 to $8.70.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
54 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.825 to $8.90.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
55 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.75 to $8.82.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
56 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.75 to $8.80.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
57 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.85.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
58 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.90 to $8.95.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
59 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.65 to $8.865.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
60 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.51 to $8.60.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
61 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.65 to $8.75.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
62 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.635 to $8.70.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
63 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.685 to $8.75.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
64 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.65 to $8.95.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
65 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.875 to $8.90.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Cathay Capital Holdings II, L.P.	02/13/2017	(234,000)	8.937009[66]
Cathay Capital Holdings II, L.P.	02/14/2017	(94,000)	8.876170[67]
Cathay Capital Holdings II, L.P.	02/15/2017	(244,000)	8.989816[68]
Cathay Capital Holdings II, L.P.	02/16/2017	(133,740)	9.007643[69]
Cathay Capital Holdings II, L.P.	02/17/2017	(75,200)	9.090000
Cathay Capital Holdings II, L.P.	02/21/2017	(80,000)	9.109650[70]
Cathay Capital Holdings II, L.P.	02/22/2017	(272,000)	9.287363[71]
Cathay Capital Holdings II, L.P.	02/23/2017	(180,000)	9.462777[72]
Cathay Capital Holdings II, L.P.	02/24/2017	(140,000)	9.471928[73]
Cathay Capital Holdings II, L.P.	02/27/2017	(100,000)	9.370365[74]
Cathay Capital Holdings II, L.P.	02/28/2017	(100,000)	9.137200[75]
Cathay Capital Holdings II, L.P.	03/01/2017	(100,000)	8.968204[76]
Cathay Capital Holdings II, L.P.	03/08/2017	(729,160)	8.602810[77]
Cathay Capital Holdings II, L.P.	03/09/2017	(791,780)	9.032153[78]
Cathay Capital Holdings II, L.P.	03/10/2017	(617,100)	8.922144[79]
Cathay Capital Holdings II, L.P.	03/13/2017	(249,980)	9.207739[80]
Cathay Capital Holdings II, L.P.	03/14/2017	(206,020)	9.157371[81]
Cathay Capital Holdings II, L.P.	03/15/2017	(90,220)	9.168978[82]
Cathay Capital Holdings II, L.P.	03/16/2017	(328,760)	8.993168[83]
Cathay Capital Holdings II, L.P.	03/17/2017	(458,180)	8.872115[84]
Cathay Capital Holdings II, L.P.	03/20/2017	(427,300)	8.809546[85]
Cathay Capital Holdings II, L.P.	03/21/2017	(272,520)	8.753680[86]

66 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.90 to $9.00.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
67 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.875 to $8.90.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
68 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.95 to $9.00.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
69 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.90 to $9.02.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
70 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.10 to $9.125.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
71 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.00 to $9.35.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
72 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.35 to $9.50.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
73 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.39 to $9.52.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
74 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.23 to $9.55.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
75 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.245 to $9.04.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
76 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.80 to $9.08.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
77 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $8.725.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
78 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.63 to $9.30.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
79 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.50 to $9.33.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
80 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.13 to $9.27.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
81 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.065 to $9.30.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
82 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.02 to $9.26.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
83 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.66 to $9.13.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
84 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.76 to $9.03.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
85 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.715 to $8.97.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
86 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.53 to $8.905.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Cathay Capital Holdings II, L.P.	03/22/2017	(340,000)	8.744738[87]
Cathay Capital Holdings II, L.P.	03/23/2017	(185,240)	8.853498[88]
Cathay Capital Holdings II, L.P.	03/24/2017	(320,600)	8.931278[89]
Cathay Capital Holdings II, L.P.	03/27/2017	(91,220)	8.837914[90]
Cathay Capital Holdings II, L.P.	03/28/2017	(626,000)	8.971647[91]
Cathay Capital Holdings II, L.P.	03/29/2017	(138,500)	8.842462[92]
Cathay Capital Holdings II, L.P.	03/30/2017	(122,260)	8.588768[93]
Cathay Capital Holdings II, L.P.	03/31/2017	(193,960)	8.601095[94]
Cathay Capital Holdings II, L.P.	04/05/2017	(100,000)	8.581880[95]
Cathay Capital Holdings II, L.P.	04/06/2017	(331,140)	8.936948[96]
Cathay Capital Holdings II, L.P.	04/07/2017	(151,280)	8.897937[97]
Cathay Capital Holdings II, L.P.	04/10/2017	(144,000)	8.804166[98]
Cathay Capital Holdings II, L.P.	04/12/2017	(502,000)	8.777769[99]
Cathay Capital Holdings II, L.P.	04/13/2017	(70,000)	8.906000
Cathay Capital Holdings II, L.P.	04/17/2017	(84,000)	8.864523100
Cathay Capital Holdings II, L.P.	04/18/2017	(74,140)	8.743412101
Cathay Capital Holdings II, L.P.	04/19/2017	(74,380)	8.659394102
Cathay Capital Holdings II, L.P.	04/20/2017	(74,320)	8.676913103
Cathay Capital Holdings II, L.P.	04/21/2017	(75,520)	8.625609104
Cathay Capital Holdings II, L.P.	04/24/2017	(76,000)	8.635000
Cathay Capital Holdings II, L.P.	06/01/2017	(175,340)	9.144469105
Cathay Capital Holdings II, L.P.	06/05/2017	(134,000)	9.116716106
Cathay Capital Holdings II, L.P.	06/08/2017	(110,000)	8.867090107
Cathay Capital Holdings II, L.P.	06/09/2017	(152,000)	8.897500108
Cathay Capital Holdings II, L.P.	06/12/2017	(183,840)	8.983937109
Cathay Capital Holdings II, L.P.	06/19/2017	(177,480)	8.917272110

87 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.575 to $8.87.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
88 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.63 to $9.08.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
89 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.80 to $9.00.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
90 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.82 to $8.86.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
91 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.971 to $8.972.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
92 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.71 to $9.04.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
93 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.40 to $8.70.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
94 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.52 to $8.68.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
95 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.58 to $8.60.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
96 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.64 to $9.07.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
97 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.73 to $8.99.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
98 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.66 to $8.93.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
99 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.55 to $9.005.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
100 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.805 to $9.02.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
101 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.645 to $8.84.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
102 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.64 to $8.75.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
103 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.64 to $8.74.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
104 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.56 to $8.72.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
105 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.05 to $9.135.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
106 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $9.10 to $9.21.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
107 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.83 to $8.88.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
108 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.88 to $8.95.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
109 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.825 to $9.04.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.
110 These shares of Common Stock were sold by Cathay Capital in multiple transactions at prices ranging from $8.89 to $8.97.  Cathay Capital hereby undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 29, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:   June ___, 2017

CATHAY CAPITAL HOLDINGS II, L.P.

By:		Cathay Master GP, Ltd., its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY MASTER GP, LTD.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:		NCCM, LLC, its general partner

	By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

NCCM, LLC

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Member

THE CATHAY INVESTMENT FUND, LIMITED

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director
NEW CHINA INVESTMENT MANAGEMENT, INC.

By:		/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Chairman

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

HERMANN LEUNG

/s/ Hermann Leung
TAM China, LLC

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Member
PALOMA PARTNERS LLC

By:	/s/Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Executive Vice President of Paloma Partners Management Company, Special Member Paloma Partners L.L.C.

PALOMA INTERNATIONAL LIMITED

By:	/s/John J. Smith
Name: John J. Smith
Title: Director
PALOMA PARTNERS MANAGEMENT COMPANY

By:	/s/Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Executive Vice President
PALOMA PARTNERS ADVISORS, L.P. By: Paloma Partners Advisors, Inc., general partner

By:	/s/S. Donald Sussman
Name: S. Donald Sussman
Title: President

S. DONALD SUSSMAN

/s/ S. Donald Sussman